
Mail Stop 3720

October 23, 2007

Via U.S. Mail and Fax (301) 306-9426
Scott R. Royster
Chief Financial Officer
Radio One, Inc.
5900 Princess Garden Parkway
7th Floor
Lanham, MD 20706

> **RE:** **Radio One, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed June 14, 2007**
>
> **Form 10-Q for the quarters ended March 31 and June 30, 2007**
> **File No. 0-25969**

Dear Mr. Royster:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-K for the year ended December 31, 2006

Critical Accounting Policies and Estimates, page 54

1. In your next filing, please expand the disclosures of your critical accounting policies and estimates to address the specific uncertainties associated with the methods, assumptions, or levels of judgment you use in estimating the amounts presented in your financial statements. Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should also analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Please refer to Section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72) for further guidance.

Note 10 – Long-Term Debt

Credit Facilities, page F-28

2. You disclose that you received waivers from compliance with certain covenants of the Credit Agreement at December 31, 2006. You also disclose in Note 7 to the financial statements in your Form 10-Q for the period ended June 30, 2007 that you were unable to meet one of the financial covenants and received a waiver. Tell us how you evaluated the guidance in SFAS 78 and EITF 86-30 in concluding that you should classify the amount borrowed under the credit facilities as a noncurrent liability.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director